[redacted]

AB 3/19

U
SECURITIES A 14048574
Washington, D.C.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response. 12.00

SEC FILE NUMBER
8- 68458

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers ~~Pursuant to Section 17 of~~ the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MicroVentures Marketplace, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5918 West Courtyard, Suite 525
(No. and Street)

Austin (City) Texas (State) 78730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Clark (512) 275-6165
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

nm

OATH OR AFFIRMATION

I, William Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MicroVentures Marketplace, Inc.**, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

SARA C KIRSCHNER
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-14-2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

MicroVentures Marketplace, Inc.

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013

MICROVENTURES MARKETPLACE, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
MicroVentures Marketplace, Inc.:

We have audited the accompanying financial statements of MicroVentures Marketplace, Inc., (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroVentures Marketplace, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive Suite 500 • Austin TX 78730
tel (512) 258 9670 • fax (512) 258 5895
PMB HELIN DONOVAN LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS CALIFORNIA TEXAS & WASHINGTON

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2014

MICROVENTURES MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	1,567,052
Property and equipment, net		109
Other assets		40,046
TOTAL ASSETS	$	1,607,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	28,546
		28,546
Stockholders' equity:		
Series A-2 preferred stock, $0.01 par value, 625,000 shares authorized, 180,505 issued and outstanding at December 31, 2013, aggregate liquidation preference of $1,471,116 at December 31, 2013		1,805
Series A-1 preferred stock, $0.01 par value, 125,000 shares authorized, 107,305 issued and outstanding at December 31, 2013, aggregate liquidation preference of $509,699 at December 31, 2013		1,073
Series A preferred stock, $0.01 par value, 750,000 shares authorized, 306,474 issued and outstanding at December 31, 2013, aggregate liquidation preference of $674,243 at December 31, 2013		3,064
Common stock, $0.01 par value, 3,500,000 shares authorized, 882,376 issued and outstanding at December 31, 2013		8,824
Additional paid-in capital		2,645,007
Retained deficit		(1,081,112)
Total stockholders' equity		1,578,661
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,607,207

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.

Statement of Operations

For the Year Ended December 31, 2013

REVENUES:		
Commission income	$	836,341
Due diligence fees		8,400
Commission - Referral		152,368
Referral Fee		10,566
Total Revenues		1,007,675
EXPENSES:		
Salaries and wages		609,649
Professional and legal fees		182,572
Marketing and advertising		197,033
License Fees		86,084
Technology fees		41,780
Bank and escrow charges		53,489
Travel		32,410
Rent		60,979
Communications		8,544
Other expenses		248,541
Total Expenses		1,521,081
LOSS BEFORE INCOME TAXES		(513,406)
Income tax expense		-
NET LOSS	$	(513,406)

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Series A-2 Preferred		Series A-1 Preferred		Series A Preferred		Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2012	-	$ -	107,305	$ 1,073	306,474	$ 3,064	866,876	$ 8,669	$ 1,053,642	$ (567,706)	$ 498,742
Issuance of Series A-2 preferred stock	180,505	1,805	-	-	-	-	-	-	1,487,470	-	1,489,275
Issuance of common stock for services	-	-	-	-	-	-	15,500	155	103,895	-	104,050
Net loss	-	-	-	-	-	-	-	-	-	(513,406)	(513,406)
Balances at December 31, 2013	180,505	$ 1,805	107,305	$ 1,073	306,474	$ 3,064	882,376	$ 8,824	$ 2,645,007	$ (1,081,112)	$ 1,578,661

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(513,406)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation		217
Stock compensation expense		104,050
Loss on disposal of investments		14,000
Change in operating assets and liabilities:		
Other assets		(23,419)
Accounts payable and accrued expenses		(2,870)
Cash used in operating activities		(421,428)
Cash flows from financing activities:		
Issuance of preferred stock		1,489,275
Cash provided by financing activities		1,489,275
Net increase in cash		1,067,847
Cash and cash equivalents at beginning of year		499,205
Cash and cash equivalents at end of year	$	1,567,052
Supplemental disclosures of cash flow information:		
Cash paid for:		
Income taxes	$	-
Interest	$	-
Supplemental disclosures of non-cash financing activities:		
Issuance of common stock for services	$	104,050

See notes to financial statements and independent auditors' report.

MICROVENTURES MARKETPLACE, INC.

Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business

MicroVentures Marketplace, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $250,000 and net capital of $1,538,506 at December 31, 2013.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2013, the Company has $1,567,052 in cash and cash equivalents and working capital of $1,538,506. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Note 3 - Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2010.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2013, the Company has no Texas margin tax obligation.

Management Review
The Company has evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2013:

Computers and equipment	$	652
Subtotal		652
Less accumulated depreciation		(543)
Total	$	109

Depreciation expense for the year ended December 31, 2013 was $217.

Note 5 - Commitments and Contingencies

The Company subleases certain office space on a month-to-month basis. Total rent expense under the leases was $60,762 for the year ended December 31, 2013. In December 2012, the Company entered into a lease for one of its office spaces under a non-cancelable operating lease which requires regular monthly payments over a two-year lease term.

Future minimum lease commitments under non-cancelable operating leases through December 31, 2014 are $45,000.

Litigation
The Company from time to time incurs legal fees related to potential contingencies and claims by customers. However, at December 31, 2013, there were no significant outstanding legal actions or claims against the Company. The Company did settle a legal claim during 2013 that resulted in a cash settlement of $26,400, which is recorded in other expenses in the accompanying statement of operations.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Preferred Stock

The Company has authorized 1,500,000 shares of preferred stock with a par value of $0.01 consisting of 625,000 shares designated as Series A-2 preferred stock ("Series A-2"), 125,000 shares designated as Series A-1 preferred stock ("Series A-1"), and 750,000 shares designated as Series A preferred stock ("Series A"). As of December 31, 2013, the Company has 180,505, 107,305 and 306,474 shares of Series A-2, Series A-1 and Series A preferred stock outstanding, respectively.

During 2013, the Company issued 180,505 shares of Series A-2 preferred stock and received $1,489,275 in cash proceeds.

The preferred stock has the following characteristics:

Voting
In general, the holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Note 6 - Preferred Stock (continued)

Dividends
The holders of the preferred stock are entitled to receive dividends when and as declared by the board of directors and out of funds legally available. Series A-2 shall be paid non-cumulative dividends of $8.15 per share, Series A-1 shall be paid $4.75 per share, and Series A shall be paid $2.20 per share when and if declared. No dividends or other distributions shall be made with respect to the common stock holders until all declared dividends on the preferred stock shares have been paid. Through December 31, 2013, no dividends had been declared or paid by the Company.

Liquidation Preference
In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then-outstanding Series A-2, Series A-1, and Series A preferred stock, shall be entitled to receive in equal priority, prior and in preference to the holders of common stock. Series A-2, Series A-1, and Series A preferred stock shall receive $8.15 per share, $4.75 per share, and $2.20 per share, respectively, plus all declared and unpaid dividends.

Conversion
Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time.

At December 31, 2013, all preferred stock is convertible at one common share for each preferred share and is subject to adjustment in accordance with anti-dilution provisions contained in the Company's articles of incorporation. Conversion is automatic immediately upon either (a) the closing of the sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding preferred stock.

Note 7 - Common Stock

At December 31, 2013, the Company has authorized 3,500,000 shares of common stock, of which 882,376 are issued and outstanding. The Company has reserved common stock for issuance upon the conversion of the authorized and issued preferred stock as follows:

Series A-2 preferred stock outstanding	180,505
Series A-2 preferred stock available for issuance	444,495
Series A-1 preferred stock outstanding	107,305
Series A-1 preferred stock available for issuance	17,695
Series A preferred stock outstanding	306,474
Series A preferred stock available for issuance	443,526
Common stock outstanding	882,376
	2,382,376

During 2013, the Company issued 500 shares of common stock to a vendor in settlement of a $5,000 invoice. In January 2013, the Company issued 15,000 shares of common stock to an advisor of the Company for services provided. The Company estimated the shares have a fair market value of $6.60 per share.

Note 8 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2013 are as follows:

Deferred tax assets (liabilities):		
Depreciable assets	$	(63)
Net operating loss carryover		294,704
Total net deferred tax assets		294,641
Less valuation allowance		(294,641)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $174,220 during the year ended December 31, 2013.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(174,558)
Other		338
Change in valuation allowance		174,220
Income tax provision (benefit)	$	-

As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $867,000, which will expire in varying amounts beginning in 2030, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 9 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $1,538,506 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

MICROVENTURES MARKETPLACE, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2013

Total stockholders' equity qualified for net capital	$ 1,578,661
Deductions and/or charges	
Non-allowable assets:	
Property and equipment	109
Other assets	40,046
Total deductions and/or charges	40,155
Net capital before haircuts on securities	1,538,506
Haircuts on securities	-
Net capital	$ 1,538,506
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 28,546
Total aggregate indebtedness	$ 28,546
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 1,288,506
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 1,238,506
Ratio of aggregate indebtedness to net capital	0.02 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as reported by Microventures Marketplace, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
MicroVentures Marketplace, Inc.:

In planning and performing our audit of the financial statements of MicroVentures Marketplace, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of MicroVentures Marketplace, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by MicroVentures Marketplace, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MicroVentures Marketplace, Inc.'s compliance with the applicable instructions of the Form SIPC-7. MicroVentures Marketplace, Inc.'s management is responsible for MicroVentures Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 24, 2014

5918 West Courtyard Drive Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS CALIFORNIA TEXAS & WASHINGTON

MicroVentures
SIPC 7 Form
12/31/2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

068458 FINRA DEC
MICROVENTURE MARKETPLACE INC 17*17
5918 W COURTYARD DR STE 525
AUSTIN TX 78730-5040

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 2519.19
B.	Less payment made with SIPC-6 filed (**exclude interest**)	(986.65)
	__________ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1532.54
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1532.54
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MicroVenture Marketplace Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13th day of February, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,007,675
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,007,675
2e. General Assessment @ .0025	$ 2519.19
	(to page 1, line 2.A.)